Via Facsimile and U.S. Mail
Mail Stop 6010


							November 1, 2005


Stanley C. Erck
Chief Executive Officer
Iomai Corporation
20 First Field Road, Suite 250
Gaithersburg, Maryland 20878

Re:	Iomai Corporation
	Registration Statement on Form S-1
	Filed October 3, 2005
      File Number 333-128765

Dear Mr. Erck:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM S-1

General

1. We note your graphic following the cover page of the prospectus.
Please provide us with proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use. Please note we may have comments regarding any additional graphics or visuals you may include.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10% if you price above $20.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

5. We note that you have requested confidential treatment for several of your exhibits under Rule 406 of the Securities Act; we will furnish comments for your request under separate cover. Please be advised, we will not act on any request for acceleration of effectiveness until we have cleared comments on your request for confidential treatment.

Cover page

6. Please delete the phrase "Sole Book-Running Manager" from your cover page.

Prospectus Summary, page 1

7. Please eliminate jargon and technical terms from the forepart of the prospectus and provide a "Plain English" explanation or substitute. For example, these words and phrases appear in your summary in other parts of the prospectus:

* "immunostimulation"
* "adjuvants"
* "pathogen-specific antigens"

If you must include technical terms in the body of your prospectus that are understood only by industry experts you must make every effort to concisely explain these terms where you first use them.

8. Please balance the discussion of the advantages your technology offers with potential disadvantages.

9. We note that you have cited increased efficacy as a potential advantage. Since the FDA is the party that makes the decisions as to efficacy and your products are still in clinical trials, please delete this as an advantage.

10. You have indicated that you will begin enrollment of Phase 3 clinical trials for the needle-free travelers` diarrhea vaccine patch if you complete your Phase 2 trials on your anticipated timeline. When do you anticipate you will complete the Phase 2 trials?

Risk Factors
11. We note the disclosure in your Business section that you have not observed any serious side effects with regard to the needle-free travelers` diarrhea vaccine patch. If you have experienced serious side effects in the trials of your other product candidates, please include a risk factor describing these side effects. Otherwise, revise the Business section to indicate that you have not observed any serious side effects in the clinical trials of these product candidates.

As part of our product development efforts, we may make
significant
.... page 8

12. We note that you have identified several risks in the above risk factors. For example, in the risk factor "As part of our product development efforts, we may make significant changes..." you discuss

* Uncertainty as to whether the dry patch will perform as well as the wet patch;
* You may have to repeat clinical trials resulting in increased costs;
* You may have to conduct clinical trials of your IS patch with flu vaccines developed by different manufacturers resulting in increased costs;
* Uncertainty as to the equivalency between your own strain of LT and that supplied by a contact manufacturer; and
* Changes to your product candidates may not be covered by existing patents.

Please revise to discuss each risk as a separate discussion. The discussion should follow a caption that identifies the risk and potential consequences.


We will need additional funding, and we cannot guarantee that we will find ..., page 11

13. We note you expect to raise additional funds in the future by possibly issuing equity securities, it appears certain that certain investors will experience dilution of their interest. Please revise the first sentence below the bullet points to state further dilution to stockholders will result.

14. Please indicate how long you expect your existing capital resources without proceeds from the offering will be sufficient to conduct your operations.

If we are unable to protect the confidentiality of our proprietary information ..., page 15

15. Please disclose who has the financial obligation to protect the
TCI patent.

We depend on our key personnel, the loss of whom would adversely affect our ..., page 16
16. If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

We have no experience in sales..., page 19

17. We note your plans to enter into marketing arrangement with third parties or major pharmaceutical companies. Please revise to clarify that these types of arrangements might not be available on acceptable terms or at all.

Investors in this offering will pay a much higher price than the book value ..., page 23

18. Please revise this risk factor to explain that investors who purchase shares will:

* Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
* Contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

Use of Proceeds, page 25

19. Please revise to disclose the stage of development you expect to achieve with the designated proceeds. Additionally, we note that the proceeds designated for each use is significantly higher than the expected expenditures you have disclosed on pages 38 and 39. Please explain the discrepancies.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 33

20. We note you expect to raise additional funds through the issuance of additional equity or incurrence of debt. Please revise to state when you expect to raise these additional funds, for example, is your expectation to raise additional funds in the next 24 months?

Results of Operations, page 35

21. In your discussion of the comparison of the six months ended
June
30, 2005 and 2004 you have indicated the reasons for increases in general and administrative expenses, yet these expenses remained constant from one period to the next. Were there other expenses that decreased during this period, offsetting these increase? Please explain.

22. In your discussion of the comparison of the years ended
December
31, 2004 and December 31, 2005 you state that the principal source of the increase in grant revenues for 2005 was the award of the two new grants by the NIH. You have stated earlier that this grant was awarded in January 2005. If you are referring to different grants, then please revise your disclosure to clarify.

Liquidity and Capital Resources, page 42

23. Please provide disclosures to reconcile the amount of long-term debt reported here to the total amount of debt reported on your balance sheet. If the amount reported here does not include interest payments, please include them or justify how they do not represent material future obligations, which should be included pursuant to
Item 303(a)(5) of Regulation S-K and Financial Reporting Release
67.

24. Please include the minimum annual maintenance fee and the four lump sum royalty payments that you are required to pay WRAIR, as noted on page 56, or tell us how they do not represent material future obligations, which should be included pursuant to Item 303(a)(5) of Regulation S-K and Financial Reporting Release 67. 25.

Critical Accounting Policies and Estimates, page 43

26. Please disclose the fair value of vested and unvested options, outstanding as of the most recent balance sheet date presented, based on the estimated IPO price.



27. Please disclose the stock-based compensation expense that you anticipate recognizing in future periods for options outstanding as of the most recent balance sheet, as this would appear to represent a known trend or uncertainties contemplated by Item 303(a)(3)(ii) of Regulation S-K.

Business

28. Please revise to include a discussion of the material terms of your agreements with Dow Chemical. The discussions should include the following:

* Each parties rights and obligations under the agreement;
* Any amounts paid or received to date, including payments in the form of securities;
* Any potential payments to be made or received;
* Expiration and termination provisions;
* The existence of royalty provisions and the amount of any minimum royalty payments.

29. Additionally, on page 52 you state that you conducted a clinical trial for your needle-free flu vaccine patch in collaboration with a large pharmaceutical company. Please identify the pharmaceutical company and describe the material terms of the arrangement. If you have a written agreement with this company, file the agreement or provide us with an analysis supporting your determination that it is not required to be filed.

30. We note the discussion of your agreement with Walter Reed on page
56.  Please make the following revisions to the discussion:

* Quantify the amounts paid to date;
* Quantify the annual maintenance fee and minimum royalty payments;
* Quantify the aggregate potential milestone payments;
* Identify your product candidates that are dependent on the TCI technology;
* Disclose when the agreement expires and termination provisions;
* Include a discussion of the stock issued to WRAIR in conjunction with the agreement. The discussion should disclose the value of the stock when issued

31. Please provide third party support for the following statements:

* Each flu season, approximately 15 million to 60 million people in the United States become ill with influenza. This infection rate results in approximately 36,000 deaths and approximately 200,000 hospitalizations in the United States annually. Approximately 80 million people in the United States are vaccinated against the flu annually.

* An estimated 9,000 to 45,000 individuals aged 65 and over die from influenza and influenza related pneumonia in the United States each year.

* Each year more than 50 million individuals from the United
States,
Western Europe and Japan/Australia visit regions where infection by
ETEC is common, resulting in an estimated 10 million cases of traveler` diarrhea caused by LT-secreting ETEC strains.

32. Please note that the supporting documentation should be marked to indicate the text that supports your statements.

33. Additionally, you have included a number of statistics attributed to the Centers for Disease Control and Kalorama Information.
Please
provide these reports marked to indicate the text supporting the statements in your registration statement.

Facilities, page 61
34. Please revise to disclose the amount of your annual lease payment for your Gaithersburg, Maryland facility. You should also file the lease agreement as an exhibit to your registration statement.

Management, page 62
35. Please note that Item 401 of Regulation S-K requires a brief description of the business experience of your officers and directors during each of the last five years. Please revise this section to include the applicable dates for Messrs. Ellingsworth, Frech, Seid,
Barrett, Gordon Douglas, Richard Douglas, and Himawan.

36. Please disclose any familial relationship that may exist between
R. Gordon Douglas and Richard Douglas or advise us if there is none.

Executive Compensation, page 66

37. We note that all of the executive officers you describe in this section receive either discretionary bonuses or stock option awards as part of their compensation. Please describe how these individuals` performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Principal Stockholders, page 74

38. Please identify the natural persons who have voting and dispositive power over the shares held by each of the entities listed under the heading "Five percent stockholders" on page 75.

Description of Capital Stock, page 75

Warrants, page 83
39. Please state whether the expiration date may be extended and, if so, how. Please also clarify whether the warrants are callable and, if so, how and when you could call the warrants.

Underwriting, page 84

40. We note you plan to conduct a directed share offering. Please provide us with any material you intend to use to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you
will assure that this offer will meet the requirements of Section
5
of the Securities Act and Rule 134.  We may have further comments.

41. We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

42. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases
No.
33-7233 and NO. 33-7289.  We may have additional comments.

43. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Index to Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

44. Please provide a report, consistent with the original or a revised report from the auditor, that indicates the city and country where it was issued, as required by Rule 2-02(a)(3) of Regulation
S-
X.

Notes to Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

Basis of Presentation and Consolidation, page F-8

45. Please disclose the classes of Xairo stock that you and Elan had owned and the share of Xairo income and losses that you recognized under the equity method. If (a) the shares owned by Elan were not Xairo common stock, (b) Elan did not have a funding commitment, and
(c) you recognized only 80.1% of any Xairo losses, please tell us why you did not recognize all of the Xairo losses and how that complies with APB 18.

Research and Development Costs, page F-11

46. Please disclose your policy to account for the costs to design, construct and operate your pilot plant, as it is unclear from your existing disclosures. Based on page 34, it appears that your research and development expenses included the costs of building your pilot plant. However, based on the disclosures on pages 35 and 36, it appears that only the depreciation of these costs has been included. If you capitalized these costs, please tell us how this complies with SFAS 2, including paragraph 9(h).

Stock-based Compensation, page F-11

47. Please tell us why, since 2003, the amounts reported in net loss equals the total expense for all awards, determined under the fair value based method. Based on your disclosures, it appears that you adopted SFAS 123, on January 1, 2003, under the prospective method, the recognition provisions of which would only appear to apply to awards granted, modified, or settled after January 1, 2003. As such, it is unclear why the total expense for all awards would not be higher to reflect the expense related to any options that were outstanding and unvested as of December 31, 2002 that subsequently vested. In addition, it is unclear how those amounts being equal is consistent with your disclosure that the expense included in the determination of net loss for 2003 and 2004 will be less than if the fair value method had been applied to all awards granted after SFAS
123 became effective.  Otherwise, please revise these disclosures.

Unaudited Pro Forma Net Loss Attributable to Common Stockholders
....,
page F-13

48. In light of Rule 11-02(c)(2)(i) of Regulation S-X, please justify why it would be appropriate to present pro forma information for periods other than the most recent year and most recent interim period. Otherwise, please remove the pro forma disclosures, throughout the filing, for the other periods.


4. Elan Restructuring, page F-15

49. While we noted the amount of the reimbursement you received from
Xairo, please disclose the total amount of Xairo income or losses that your recognized under the equity method and where the amount is reflected in your statements of operations.

Convertible Notes Payable, page F-16

50. Regarding the exchange feature that was added to the notes, please describe any rights that it gave Elan to convert the notes and tell us the circumstances under which Elan would have been required to tender the notes in exchange for your common stock. In addition, please tell us how you accounted for the exchange feature, including whether EITF 86-28 was applicable and, if so, how your accounting complied with it.

Restructuring Agreement, page F-17

51. Please disclose how, prior to the restructuring, you accounted for the make-whole provisions that appear to have been contained in the second financing agreement with Elan. In this regard, please tell us the applicability of and, if applicable, your compliance with
SFAS 133 and any other relevant guidance.

52. Please disclose how you estimated the fair value of what Elan transferred to you and the significant assumptions underlying your estimate. In particular, please justify to us why the estimated fair value of the convertible notes and accrued interest was significantly less than their carrying value. In addition, please revise your disclosures to clarify whether and, if so, how you considered the cancelled warrant and the make-whole payment in the allocation of the
Series B Preferred Stock. As necessary, please cite the specific guidance supporting your accounting.

8. Stockholders` Deficit, page F-21

Stock Options, page F-22

53. For each stock option grant disclosed and any grants subsequent to June 30, 2005, please disclose, in addition to your existing disclosures, the following:

* The valuation alternative or approach used in valuing the common stock;
* The reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist;
* How the valuation alternative or approach incorporates each of the factors that you disclosed as being appropriate to consider;
* The significant assumptions and methodologies underlying the approach used;
* The nature of the relationship between the Company and the grantee, including whether the grantee would be considered a related party;
* The amount of any compensation expense recognized and, if any, deferred;
* The vesting period, as your disclosures on pages 69 and 70 suggest that vesting provisions can be established on a case-by-case basis;
and,
* The significant factors contributing to the difference between the fair value of the common stock as of the date of each grant and the estimated IPO price.

54. We noted that you "considered the guidance set forth in the AICPA
Practice Aid ... and made contemporaneous determinations of fair value." Please revise these disclosures to clarify whether you simply considered it or you followed it and to what extent. For example, it is unclear whether your consideration of it solely resulted in your determinations of fair value being contemporaneous or if the determinations were made in accordance with it. To the extent that you followed it, please tell us how you followed it and cite the specific paragraphs within it that support how you determined the fair value of the common stock.

55. Please illustrate for us how you calculated the estimated volatility and how your calculation was consistent with Appendix F of
SFAS 123.

9. Commitments and Contingencies, page F-24

License Agreement with the Walter Reed Army Institute of Research
(WRAIR), page F-25

56. Please tell us if there have been any material changes in the fair value of the put option and how you have accounted for them.
In
this regard, please address the applicability of and, if applicable, your compliance with SFAS 133, EITF 00-19 and any other relevant guidance.

Item 15. Recent Sales of Unregistered Securities, page II-2

57. Please revise to identify the investors or classes of investors in the unregistered offerings you describe in numbered paragraphs
(2), (3), (6) and (7). Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors to be an acceptable class.

58. Please revise to include the exercise price of the stock options issued to employees, consultants and directors from January1, 2002 through September 30, 2005. If the options were issued with different exercise prices, then disclose the range in exercise prices.

Item 16. Exhibits and Financial Statement Schedules, page II-3
59. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


	You may contact Tabatha Akins at (202) 551-3658 or Oscar
Young
at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Paul M. Kinsella, Esq.
	Ropes & Gray LLP
	One International Place
	Boston, MA 02110







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Stanley C. Erck
Iomai Corporation
Page 13